UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐    40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 11, 2009

SIERRA WIRELESS, INC.

FIRST QUARTER REPORT

FOR THE THREE MONTHS MARCH 31, 2009

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

Our first quarter 2009 financial results were better than expected as we launched the world’s first HSPA+ products, as well as innovative new embedded module solutions and high-volume successor products with our key customers.

We also achieved a major strategic milestone during the period with our completion of the Wavecom transaction. As a result of this acquisition, we believe that Sierra Wireless is now uniquely positioned as a global leader in wireless for mobile computing and M2M (machine-to-machine), with the industry’s broadest product line and customer base, innovative solutions, a global sales and support network and unmatched research and development capability.

Q1 2009 Results Compared to Q1 2008

For the three months ended March 31, 2009, our revenues were $111.4 million, gross margin was $30.7 million or 27.6% of revenue, operating expenses were $41.0 million, loss from operations was $10.3 million, and we reported a net loss of $23.7 million, or loss per share of $0.76.

Non-GAAP Q1 2009 Results Compared to Q1 2009

Our non-GAAP results exclude the results of Wavecom from the date of acquisition until March 31, 2009, transaction costs related to Wavecom, restructuring costs, integration costs, stock-based compensation expense, acquisition-related amortization and foreign exchange gains and losses, and interest expense related to the Wavecom acquisition.

Adjusting for these items, first quarter 2009 revenue decreased by 29% to $100.4 million, compared to $141.9 million for the same period in 2008. As a percentage of revenue, gross margin was fairly flat at 27.2% in the first quarter of 2009, compared to 27.8% in Q1 2008. First quarter operating expenses decreased to $22.4 million in Q1 2009, compared to $25.5 million in Q1 2008, reflecting an increased focus on cost management and the impact of the restructuring completed in January 2009. Net earnings were $4.3 million, or diluted earnings per share of $0.14, compared to $11.5 million, or diluted earnings per share of $0.37, in the first quarter of 2008.

Non-GAAP Q1 Results Compared to Guidance

Our first quarter non-GAAP results were better than guidance levels. Revenue of $100.4 million was $7.4 million higher than our guidance of $93.0 million. Earnings from operations of $4.8 million were better than our guidance of a loss from operations of $0.5 million. Net earnings of $4.3 million, or diluted earnings per share of $0.14, were better than our guidance of net earnings and diluted earnings per share of nil.

Business Developments

The first quarter of 2009 included a number of important business and product developments:

•                  We launched our USB 598 modem for EV-DO Rev A networks with Sprint and announced that this modem will be available for use on the Verizon Wireless network, following successful completion of testing under the operator’s Open Development Initiative.

•                  We introduced our USB 306 and USB 307, the world’s first mobile broadband USB modems for HSPA+ networks. The new modems, which offer nearly triple the speed of any other mobile broadband device, are the world’s fastest mobile broadband devices with peak download speeds of 21 megabits per second (Mbps).

•                  The new USB 306 for HSPA+ networks became commercially available in Telstra’s retail stores in Australia, where it is marketed as the Next G Turbo 21 Modem.

•                  CSL Limited, a mobile network operator in Hong Kong, selected two Sierra Wireless USB modems to provide high-speed wireless connectivity for notebook computer users.  The 1010 Next G Express 7, an HSPA USB modem also known as the Compass 889, is currently available through CSL’s retail brands and enterprise channels. The 1010 Next G Express 21, an HSPA+ USB modem also known as the USB 306, is expected to be available in the second quarter.

•                  In February, we collaborated with Telefónica to demonstrate HSPA+ mobile broadband technology at Mobile World Congress in Barcelona, using the new Sierra Wireless USB 306.

•                  We introduced our AirCard 402 for EV-DO Rev A networks. This two-in-one mobile broadband card is designed to fit both PC card and ExpressCard slots, ensuring compatibility with future notebook upgrades.  We commenced commercial shipments of this product in the first quarter and it was subsequently launched by Sprint early in the second quarter.

•                  We introduced our new embedded module for HSPA+ networks, the MC8700, which enables OEMs to take advantage of the fastest mobile broadband speed available worldwide.  The MC8700 offers downlink speeds of up to 21 Mbps and uplink speeds of up to 5.76 Mbps.

•                  Magneti Marelli, a broad range automotive supplier, selected our mobile broadband embedded modules with EMConnect™ firmware for integration into its telematics products. Magnetic Marelli’s products are designed for safety, entertainment and satellite navigation applications.

•                  We introduced our new AirLink Helix line of integrated 3G wireless routers. These new routers provide critical business continuity and remote site connectivity with onboard intelligence, extensive routing features and comprehensive remote management capabilities.

•                  We announced that our AirLink line of intelligent Mobile and M2M gateways, initially the PinPoint X and the Raven X, will become available in Australia in the second quarter of 2009.

•                  Wavecom and Telenor Connexion signed an agreement that will embed the Telenor Connexion SIM component into Wavecom’s CPU devices, providing easy accessibility to Telenor’s network. This solution targets high-volume applications such as telematics systems for automotive applications, on-board equipment for intelligent transport systems, and smart meters for utility companies.

•                  We announced our first technology collaboration with Wavecom, the EVDO Fastrack Extreme, which is a wireless CPU equipped with our MC5727 EV-DO Rev A embedded module.

•                  Our test laboratories in Richmond, BC, Canada and Carlsbad, CA, USA were granted CTIA Authorized Test Lab status. With this certification, OEM customers can now undergo Over The Air (OTA) performance testing in our facilities, rather than having to send their solutions to an outside lab, thereby streamlining the development and launch process.

•                  We announced the expansion of our patent-pending TRU-Flow™ technology to include interoperability with Sierra Wireless EV-DO products. First launched in our HSPA product line in 2007 to address the issue of reduced data transfer speed during simultaneous upload and download, TRU-Flow is the only technology in the world to improve web page load times during uplink congestion, even with a virtual private network connection enabled.

Acquisition of Wavecom S.A.

On February 27, 2009, we completed the acquisition of 90.57% of the voting rights of Wavecom and on March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009. Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, we had acquired 95.4% of the voting rights of Wavecom.

In accordance with applicable laws and regulations, in April we implemented a squeeze-out of the Wavecom shares and OCEANE convertible bonds (“OCEANEs”) that were not tendered to the offer.  As a result, the Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from Nasdaq.

Expense Reduction Program

On January 29, 2009, we implemented an expense reduction program, which included the elimination of approximately 56 positions and is expected to reduce labor costs by approximately $5.5 million on an annualized basis.

Outlook

Going forward, we are focused on continued strong business execution in a challenging environment. We are also committed to the successful integration with Wavecom. We remain confident that when the business cycle strengthens, we will be well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence, and an excellent team.

/s/ Jason W. Cohenour

Jason W. Cohenour

President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this report include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the quarter ended March 31, 2009, and up to and including May 8, 2009.  This MD&A should be read together with our unaudited consolidated financial statements and the accompanying notes for the quarter ended March 31, 2009 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements, our audited consolidated financial statements for the fiscal year ended December 31, 2008 and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, (“OEMs”), and high value wireless gateway solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development and launch, leveraging our expertise in wireless design, integration and certification to provide built-in wireless connectivity for mobile computing devices and other vertical market solutions. Our products and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our recent acquisition of Wavecom S.A. (“Wavecom”) on February 27, 2009 enhances our product and service offering in the global M2M market by providing highly sophisticated wireless platforms sold as wireless central processing units (Wireless CPU®s — including both smart modems and modules) which integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. We also provide our customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products and offer a service platform that allows for the monitoring and maintenance of devices for the purposes of upgrading our software, the application software or wireless network software.  Our consolidated first quarter results include Wavecom’s results for the month of March 2009.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on mobile broadband and M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our expanded line-up of embedded wireless solutions are used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, mobile resource management and energy.

Our rugged mobile and M2M gateway solutions are used primarily in the public safety, energy, industrial, transportation, automotive and transaction processing markets.  We believe the mobile and M2M gateway markets we serve offer attractive opportunities for long term profitable growth.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

In the first quarter of 2009, our revenue decreased 22% to $111.4 million, compared to $141.9 million in the same period of 2008.  Gross margin for the first quarter of 2009 was 27.6%, compared to 27.7% in the same period of 2008. We incurred a loss from operations for the three months ended March 31, 2009 of $10.3 million, compared to earnings from operations of $11.4 million in the same period of 2008.  Our net loss was $23.7 million, or loss per share of $0.76, for the first quarter of 2009, compared to net earnings of $9.7 million, or diluted earnings per share of $0.31, in the same period of 2008.

On December 2, 2008, we announced an all-cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009 and closed on April 7, 2009, subsequent to quarter end.

In total, the first offer and subsequent offer resulted in 14,401,859 ordinary shares (including ordinary shares represented by ADSs) and 2,571,037 OCEANEs being tendered. In addition, we also purchased 160,643 Wavecom ordinary shares on the market during the subsequent offering period.  Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, we had acquired 95.4% of the voting rights of Wavecom.

In accordance with applicable laws and regulations, in April we implemented a squeeze-out of the Wavecom shares and OCEANEs that were not tendered to the offer.  As a result, the Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from Nasdaq.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

On January 29, 2009, we implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  This program, which was completed during the first quarter of 2009, included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which includes $0.5 million of stock-based compensation expense.  The organizational changes included the resignation of Mr. Trent Punnett, Senior Vice-President, Marketing and Corporate Development.

In 2008, we achieved record annual revenue of $567.3 million, an increase of 29% compared to $439.9 million in 2007, driven by sales of our newest HSPA and EV-DO Rev A products.  Gross margin was 27.6% in 2008, compared to 28.0% in 2007.  Earnings from operations were $44.6 million in 2008, compared to $38.6 million in 2007.  Net earnings were $62.6 million, or diluted earnings per share of $2.00 in 2008, compared to $32.5 million, or diluted earnings per share of $1.16, in 2007.  Net earnings for 2008 include an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom acquisition.  In addition, we reduced our valuation allowance by $6.5 million which reduced our income tax expense and increased net earnings.

During the second quarter of 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).  As of March 31, 2009, we had purchased and cancelled 407,700 shares under the Bid.  The Bid will terminate no later than May 25, 2009.

Our balance sheet remains strong, with $145.1 million of cash, cash equivalents and short-term investments at March 31, 2009, compared to $272.7 million at December 31, 2008. Of the $145.1 million at March 31, 2009, $29.5 million was restricted cash provided as security for a letter of credit issued in connection with our acquisition of Wavecom.  At December 31, 2008, our restricted cash balance was $191.5 million.  For the three months ended March 31, 2009, cash provided by operations was $10.5 million, compared to $17.0 million in the same period of 2008.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully integrate the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q2 2009 revenue will be modestly better than Q1 2009 for both our mobile computing and M2M businesses.  Specific product and business development initiatives include:

PC Adapter Products

PC adapter products include our AirCard branded PC cards, and our USB modems.  In the first quarter of 2009, sales of our PC adapter products decreased 28% to $76.1 million, compared to $105.4 million in the same period of 2008.  Wireless USB modems dominate the composition of our PC adapter product line, generating approximately $64.2 million of revenue in the first quarter of 2009, compared to $63.1 million in the same period of 2008.

Our USB wireless modems plug into the USB ports of notebook and desktop computers, as well as other products such as network routers.  Since we began shipping our USB modems for HSPA and EV-DO Rev A networks in 2007, we have had strong sales to several carriers.  During the first quarter of 2009, we continued to have a strong position with AT&T and Telstra with shipments of our HSUPA USB modems and with Sprint with shipments of our EV-DO Rev A USB modems.

During the first quarter of 2009, our new USB modem for HSPA+ networks became commercially available in Telstra’s retail stores.  The Next G Turbo 21 modem, also known as the Sierra Wireless USB 306, is the world’s first HSPA+ mobile broadband modem and supports data speeds up to three times faster than that of any HSPA product on the market today.  CSL Limited, a mobile network operator in Hong Kong, also selected two of our modems to provide high-speed wireless connectivity for notebook users on the CSL network.  The 1010 Next G Express 7, an HSPA USB modem, also known as the Compass 889, is currently available and the 1010 Next G Express 21, an HSPA+ USB modem, also known as the USB 306, became available in April 2009 through CSL’s retail brands and enterprise channels.

During the fourth quarter of 2008, we introduced our new HSPA ExpressCard, the AirCard 501,  that provides 3G mobile broadband in a compact, durable design.  As expected, the AirCard 501 began commercially shipping during the first quarter of 2009.  During the first quarter of 2009, we introduced our new AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots, ensuring compatibility for future notebook upgrades.  Our AirCard 402 began commercially shipping early in the second quarter of 2009.

We believe that the PC adapter market continues to have robust growth prospects and that overall market penetration is low.  Competition in the PC adapter market continues to be intense and our future success in this market will depend in part on our ability to continue to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

Embedded Module Products

Our expanded line-up of embedded wireless solutions are used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, mobile resource management and energy.

In the first quarter of 2009, sales of our embedded module products decreased 13% to $24.4 million, compared to $28.1 million in the same period of 2008.  Of the $24.4 million, approximately $3.5 million was from sales to PC OEMs and $20.9 million was from sales to M2M OEMs.

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  In the first quarter of 2009, Magneti Marelli, a global tier one automotive supplier, selected our embedded modules for integration into its telematics products developed for safety, entertainment and satellite navigation applications. During the quarter, our test laboratories in Richmond, B.C. and Carlsbad, CA became CTIA accredited, which allows our OEM customers to undergo network certification testing in our facilities, rather than having to send their solutions to an outside lab for formal testing, thereby streamlining the development process.  We believe the long-term growth and profitability prospects in the embedded M2M markets are strong.  With our acquisition of Wavecom, we believe our position and product line for these markets has significantly improved.  We plan to continue to invest to expand our leadership position.

The PC OEM market became more competitive during 2008 with the entrance of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had design wins.  As expected, this increased competition continued to put pressure on our revenue from PC OEMs during the first quarter of 2009.  During the first quarter of 2009, we were awarded our first GOBI design wins with existing PC OEM customers.  We are continuing to promote the GOBI solution to select PC OEMs and expect to earn additional design wins in 2009.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

During the first quarter of 2009, we introduced our new embedded module for HSPA+ networks, the MC8700 that allows OEMs to take advantage of the fastest mobile broadband data speed available worldwide.  The MC8700 offers downlink speeds of up to 21 megabits per second (“Mbps”) and uplink speeds of up to 5.76 Mbps.

Mobile and M2M Gateway Solutions

Our rugged mobile and M2M gateway solutions are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We believe that there are strong profitable growth prospects for our mobile and M2M gateway solutions and intend to capture these profitable growth opportunities through segment, product line and geographical expansion.

In the first quarter of 2009, revenue from mobile and M2M gateway solutions increased to $9.1 million from $6.7 million in the same period of 2008 as a result of a general recovery in the business, combined with product line, segment and geographical expansion.  In addition, our acquisition of Wavecom products contributed to the mobile and M2M revenue increase.

During the first quarter of 2009, we announced our first technology collaboration with Wavecom with our EVDO Fastrack Extreme, a wireless CPU that is equipped with our MC5727 EV-DO Rev A embedded module.  We introduced our new AirLink Helix line of integrated 3G wireless routers that provide critical business continuity and remote site connectivity with onboard intelligence, extensive routing features and comprehensive remote management capabilities.  We also announced that our AirLink line of intelligent mobile and M2M gateways, initially the PinPoint X and the Raven X, are expected to be available in Australia in the second quarter of 2009.

Results of Operations

The following table sets forth our operating results for the three months ended March 31, 2009, expressed as a percentage of revenue:

Three months ended March 31,	2009	2008

Revenue	100.0%	100.0%
Cost of goods sold	72.4	72.3
Gross margin	27.6	27.7
Expenses
Sales and marketing	8.1	5.5
Research and development	13.5	9.7
Administration	5.5	3.6
Acquisition costs	5.8	—
Restructuring costs	1.5	—
Integration costs	0.2	—
Amortization	2.2	0.9
	36.8	19.7
Earnings (loss) from operations	(9.2)	8.0

Foreign exchange gain (loss)	(8.9)	0.4
Other income (expense)	(3.6)	1.3
Earnings (loss) before income taxes	(21.7)	9.7

Income tax expense (recovery)	(0.2)	2.9
Net earnings (loss) before non-controlling interest	(21.5)	6.8
Less: Non-controlling interest	(0.3)	—
Net earnings (loss)	(21.2)%	6.8%

Our revenue by product, by distribution channel and by geographical region is as follows:

Three months ended March 31,	2009	2008

Revenue by product
PC adapters	68%	74%
Embedded solutions	22	20
Mobile and M2M	8	5
Other	2	1
	100%	100%

Revenue by distribution channel
Wireless carriers	57%	61%
Resellers	27	20
M2M OEM	9	5
PC OEM	3	14
Direct and others	4	—
	100%	100%

Revenue by geographical region
Americas	68%	68%
Europe, Middle East and Africa (“EMEA”)	14	10
Asia-Pacific	18	22
	100%	100%

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U. S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to revenue, gross margin, earnings from operations, net earnings (loss) and earnings per share adjusted for specific items that affect comparability as non-GAAP earnings from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the first quarters of 2009 and 2008 to our GAAP results:

(in millions of U.S. dollars)	Q1 09	Q1 08

Revenue – GAAP	$111.4	$141.9
Wavecom revenue from March 1, 2009 to March 31, 2009	11.0	—
Revenue – Non-GAAP	$100.4	$141.9

Gross margin – GAAP	$30.7	$39.3
Wavecom gross margin from March 1, 2009 to March 31, 2009	(3.5)	—
Gross margin – Non-GAAP(1)	$27.2	$39.3

Earnings (loss) from operations – GAAP	$(10.3)	$11.4
Wavecom loss from operations from March 1, 2009 to March 31, 2009	3.0	—
Transaction costs	6.5	—
Restructuring costs	1.1	—
Integration costs	0.3	—
Acquisition related amortization	2.2	1.0
Earnings from operations – Non-GAAP(2)	$2.8	$12.4

Net earnings (loss) – GAAP	$(23.7)	$9.7
Wavecom net loss from March 1, 2009 to March 31, 2009	3.0	—
Transaction, restructuring, integration and acquisition amortization costs, net of tax	9.9	0.2
Unrealized foreign exchange loss	9.1	—
Interest expense	4.3	—
Non-controlling interest	(0.3)	—
Net earnings – Non-GAAP(2)	$2.3	$9.9

Diluted earnings (loss) per share – GAAP	$(0.76)	$0.31
Diluted earnings per share – Non-GAAP(2)	$0.07	$0.32

(1)          Includes $0.1 million of stock-based compensation expense in each of Q1 2009 and Q1 2008

(2)          Includes $2.0 million of stock-based compensation expense in Q1 2009 and $1.6 million in Q1 2008

Results of Operations – Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenue

Revenue amounted to $111.4 million for the three months ended March 31, 2009, compared to $141.9 million in the same period of 2008, a decrease of 22%.  The decrease in revenue was primarily a result of a decrease in sales of our HSPA and EV-DO Rev A USB modems and embedded modules, partially offset by an increase in revenue from the Wavecom acquisition.  Our first quarter revenue included Wavecom revenue of $11.0 million for the period from March 1, 2009 until March 31, 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 68%, 14% and 18%, respectively, of our total revenue in the first quarter of 2009, compared to 68%, 10% and 22%, respectively, in the same period of 2008.  Our business in North America decreased by 22% compared to the first quarter of 2008 due primarily to a decrease in sales of our HSPA PC adapters.  Our business in EMEA increased by 14% compared to the first quarter of 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our HSPA PC adapters.  Our business in the Asia-Pacific region decreased 35% compared to the first quarter of 2008 due primarily to a decrease in sales of embedded modules to PC OEM customers and HSPA PC adapters, partially offset by the increase in revenue from the Wavecom acquisition.

In the first quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 51% of our revenue.  In the first quarter of 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q2 2009 revenue will be modestly better than Q1 2009 for both our mobile computing and M2M businesses.

Gross margin

Gross margin amounted to $30.7 million for the three months ended March 31, 2009, or 27.6% of revenue, compared to $39.3 million, or 27.7% of revenue, in the same period of 2008.  The decrease in gross margin percentage resulted primarily from a writedown of excess inventory components, partially offset by the addition of higher margin products from the acquisition of Wavecom.  Gross margin included $0.1 million of stock-based compensation expense in each of the first quarters of 2009 and 2008.

During 2009, we expect that our gross margin percentage will expand modestly as a result of the addition of higher margin products from the acquisition of Wavecom.

Sales and marketing

Sales and marketing expenses were $9.0 million for the first quarter of 2009, compared to $7.8 million in the same period of 2008, an increase of 15%.  The increase in sales and marketing costs is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, as well as the impact of the restructuring completed in January 2009.  Sales and marketing expense included $0.4 million of stock-based compensation expense in each of the first quarters of 2009 and 2008.  Sales and marketing expenses as a percentage of revenue increased to 8.1% in the three months ended March 31, 2009, compared to 5.5% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition as well as the decrease in revenue.  While managing sales and marketing expenses relative to revenue, we expect to continue to make investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on our key customers around the world.

Research and development

Research and development expenses amounted to $15.0 million for the first quarter of 2009, compared to $13.8 million in the same period of 2008, an increase of 9%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in accruals for government research and development funding repayments.

During the first quarter of 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC’).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn. $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009.  We had previously accrued the entire payment and as a result of the amended agreement, we have reversed accruals recorded in research and development expense totaling $0.8 million during the first quarter of 2009.

Included in research and development expense was $0.3 million of stock-based compensation expense in each of the first quarters of 2009 and 2008.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, were $13.5 million, or 12.1% of revenue for the three months ended March 31, 2009, compared to $12.0 million, or 8.5% of revenue in the same period of 2008.

We expect to continue to invest in select new product development to continue to meet the needs of our key customers around the world.

Administration

Administration expenses amounted to $6.1 million, or 5.5% of revenue, for the three months ended March 31, 2009, compared to $5.1 million, or 3.6% of revenue, in the same period of 2008.  The increase in administration costs is primarily due to the addition of staff and costs from the Wavecom acquisition.  Included in administration expense was $0.8 million of stock-based compensation expense in the first quarter of 2009, compared to $0.9 million in the same period of 2008.

Acquisition costs

Acquisition costs were $6.5 million, or 5.8% of revenue, for the three months ended March 31, 2009, compared to nil in the same period of 2008.  The acquisition costs were related to the acquisition of Wavecom, which was completed on February 27, 2009.

Restructuring costs

In the first quarter of 2009, we completed an expense reduction program that included the elimination of approximately 56 positions.  As a result, restructuring costs, comprised primarily of severance costs and stock compensation expense, amounted to $1.6 million in the first quarter of 2009, compared to nil in the same period of 2008.  Included in restructuring costs was $0.5 million of stock-based compensation expense.

Integration costs

In the first quarter of 2009, integration costs related to the acquisition of Wavecom were $0.3 million, compared to nil in the same period of 2008.

Foreign exchange gain (loss)

Our foreign exchange loss was $9.9 million in the first quarter of 2009, compared to a foreign exchange gain of $0.6 million in the same period of 2008.  Our foreign exchange loss includes an unrealized foreign exchange loss of $15.7 million on Euros held for the Wavecom transaction, partially offset by an unrealized foreign exchange gain of $7.8 million on intercompany balances that the parent company has with its self-sustaining foreign operations.

Other income (expense)

Other expense was $4.0 million in the first quarter of 2009, compared to other income of $1.8 million in the same period of 2008.  Other expense in the first quarter of 2009 includes $3.9 million of financing costs and $0.4 million of interest expense related to the credit facilities that were set up in connection with the Wavecom acquisition, compared to nil for the same period of 2008.  Interest income decreased to $0.5 million in the first quarter of 2009, from $1.8 million in the same period of 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax recovery was $0.3 million for the first quarter of 2009, compared to income tax expense of $4.1 million in the same period of 2008.

Non-controlling interest

The non-controlling interest in the first quarter of 2009 was $0.3 million, compared to nil in the same period of 2008.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that resulted because all of the shares of Wavecom had not been tendered as at March 31, 2009.  In April, we completed a squeeze-out of the Wavecom shares and OCEANEs that had not been tendered to the offer and therefore the non-controlling interest will be nil subsequent to this date.

Net earnings (loss)

Our net loss amounted to $23.7 million, or loss per share of $0.76, for the three months ended March 31, 2009, compared to net earnings of $9.7 million, or diluted earnings per share of $0.31, in the same period of 2008.  Included in net earnings (loss) was $2.1 million of stock-based compensation expense in the first quarter of 2009, compared to $1.6 million in the same period of 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the three months ended March 31, 2009, compared to 31.4 million in the same period of 2008 because the options that are outstanding are anti-dilutive.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase the common shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009 and completed on April 7, 2009, subsequent to quarter end.  During the subsequent offering period, we also purchased 160,643 Wavecom ordinary shares on the market for €1.4 million.

We used cash available on our balance sheet to fund the purchase of the ordinary shares of Wavecom and utilized our credit facilities to fund the purchase of the OCEANEs of Wavecom.  On December 1, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under a €218.0 million secured term facility with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce as lenders.  The term facility was secured by cash of €136.8 million and a pledge against all of our assets.   On February 26, 2009, we borrowed €80.473 million under the term facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility and the letter of credit was reduced from €218.0 million to €22.2 million.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the term loan of €80.473 million was repaid with those proceeds.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Subsequent Event

On April 7, 2009, after the closing of the subsequent tender offer period, we acquired additional common shares and OCEANEs of Wavecom.  In total, the first offer and subsequent offer resulted in 14,401,859 ordinary shares (including ordinary shares represented by ADSs) and 2,571,037 OCEANEs being tendered. Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, we had acquired 95.4% of the voting rights of Wavecom.

On April 8, 2009, we settled the subsequent tender offer with €8.9 million of cash that secured the term facility.  As of April 8, 2009, the letter of credit was reduced to €11.9 million.

In accordance with applicable laws and regulations, on April 29, 2009, we completed the squeeze-out of the remaining Wavecom shares and OCEANEs with €5.9 million of cash that secured the term facility and the letter of credit was reduced to €6.0 million.  As a result, the Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

International Financial Reporting Standards (“IFRS”)

The Securities and Exchange Commission (“SEC”) proposed a roadmap for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014.  The proposed roadmap addresses the basis for considering the mandatory use of IFRS by U.S. issuers.  It then sets forth seven milestones, which, if achieved, could lead to the use of IFRS by U.S. issuers in their filings with the SEC.  The SEC in 2011 would determine whether to proceed with rulemaking to require that U.S. issuers use IFRS beginning in 2014 if it is in the public interest and for the protection of investors to do so.  We will continue to monitor the timing of adoption of IFRS.

Legal Proceedings

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors. The Company has entered into wireless modem supply agreements with some of these companies and, pursuant to those agreements has been notified of the litigation.  Pursuant to its agreement with Sprint-Nextel, the Company is providing defense to Sprint-Nextel.  The Company is assessing its obligations, if any, to Verizon Wireless and T-Mobile USA, Inc.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.  We have determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in certain claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the three months ended March 31, 2009, we adopted the provisions of SFAS No. 141(R) entitled “Business Combinations” (“FAS No. 141R”).  FAS No. 141R resulted in the expensing of $6.5 million of Wavecom acquisition costs in the first quarter of 2009 of which $2.8 million was deferred at December 31, 2008.  We did not adopt any other new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $76.2 million and goodwill of $99.9 million generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  We are in the process of obtaining a third party valuation of the assets acquired and liabilities assumed for the Wavecom acquisition, therefore our estimate of goodwill for Wavecom is preliminary and subject to change. Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We assessed the realizability of goodwill related to the reporting unit during the fourth quarter of 2008 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill during 2008 or 2007.

•                  We account for and report income tax uncertainties under the provisions of FIN 48.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  We recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123R “Share-Based Payments” (“FAS No. 123R”). Under the fair value recognition provisions of FAS No. 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $10.5 million for the three months ended March 31, 2009, compared to cash provided by operating activities of $17.0 million in the same period of 2008.  The source of cash in operating activities in the first quarter of 2009 primarily resulted from our net loss of $23.7 million adjusted for net non-cash items of $25.5 million as well as changes in other operating assets and liabilities of $8.7 million.

Investing Activities

Cash provided by investing activities was $9.6 million in the first quarter of 2009, compared to $2.9 million in the same period of 2008.  Cash provided by investing activities was due primarily to a reduction in restricted cash of $146.3 million, offset by the acquisition of OCEANEs of $104.8 million.  The restricted cash of $146.3 million was used to purchase Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million, resulting in net cash used for the acquisition of $6.9 million.  We also used cash for expenditures on fixed and intangible assets of $2.5 million and $1.0 million, respectively, for the three months ended March 31, 2009, compared to $4.9 million and $0.3 million, respectively, in the same period of 2008.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  The use of cash was partially offset by net purchases of short-term investments of $21.5 million in 2009, compared to cash provided by net maturities of short-term investments of $8.6 million in 2008.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $4.0 million in the first quarter of 2009, compared to nil in the same period of 2008.  During the first quarter of 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In the first quarter of 2009, we also used cash of $3.9 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition and $2.5 million to fund our restricted share unit program, compared to nil in the same period of 2008.  In the first quarter of 2009, we received proceeds from the exercise of Wavecom options of $4.1 million, compared to nil in the same period of 2008.

As of March 31, 2009, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $115.6 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  We also believe our restricted cash of $29.5 million will be sufficient to complete the acquisition of Wavecom.  Our capital expenditures during the second quarter of 2009 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of March 31, 2009:

Payments due in fiscal	Leases

2009	$7,886
2010	10,408
2011	6,487
2012	1,968
2013	1,910
Thereafter	1,711
Total	$30,370

As of March 31, 2009, we had tax obligations for uncertain tax positions of $9.5 million.

We have entered into purchase commitments totaling approximately $59.8 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $59.8 million of product from certain contract manufacturers between April 2009 and June 2009.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (“Bid”) on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and will terminate no later than May 25, 2009.

Purchases of our common shares, if any, are at our discretion, will be made at open market prices and will be subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  As of March 31, 2009, 407,700 common shares have been purchased, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value has been charged to retained earnings.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $115.6 million at March 31, 2009, excluding restricted cash of $29.5 million, compared to $81.3 million at December 31, 2008, excluding restricted cash of $191.5 million.

•                  Accounts receivable amounted to $86.4 million at March 31, 2009, compared to $67.1 million at December 31, 2008.

•                  We have a credit facility with two Canadian chartered banks as described below.  At March 31, 2009, we had drawn a letter of credit in the amount of €22.2 million issued under the €22.2 million secured term facility.  At December 31, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under the €218.0 million secured term facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce as lenders, that incorporates a one-year revolving term credit facility (“Revolving Facility’) and a one-year non-revolving term credit facility (“Term Facility”).

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements.  The Term

Facility, not to exceed €218.0 million, is to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.

On December 1, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under the Term Facility.  The Term Facility was secured by cash of €136.8 million and a pledge against all of our assets.   On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs of Wavecom.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  On April 8, 2009, we settled the subsequent tender offer with €8.9 million of cash that secured the Term Facility.  As of April 8, 2009, the letter of credit was reduced to €11.9 million. On April 29 2009, we completed the squeeze-out of the remaining Wavecom shares and OCEANEs with €5.9 million of cash that secured the Term Facility and the letter of credit was reduced to €6.0 million.  At March 31, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facilities.

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during December 2008.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of our acquisition of Wavecom and cash balances that we hold in Euros.  To date, we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

For 2009, with the addition of the credit facilities, we will be exposed to interest rate fluctuations as our interest rates are based on the U.S. prime rate and LIBOR.

Related Party Transactions

During the three months ended March 31, 2009, there were no material related party transactions.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the first quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the nine most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2008.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

Quarter Ended	Mar 31, 2009

Revenue	$111,407
Cost of goods sold	80,697
Gross margin	30,710

Expenses:
Sales and marketing	8,974
Research and development	15,014
Administration	6,074
Acquisition costs	6,522
Restructuring costs	1,726
Integration costs	254
Amortization	2,420
40,984
Loss from operations	(10,274)
Other expense	(13,945)
Loss before income taxes	(24,219)
Income tax recovery	(267)
Net loss, before non-controlling interest	(23,952)
Net loss attributable to non-controlling interest	(287)
Net loss	$(23,665)

Loss per share:
Basic	$(0.76)
Diluted	$(0.76)

Weighted average number of shares (in thousands):
Basic	31,032
Diluted	31,032

	Quarter Ended				Year
2008	Mar 31	Jun 30	Sep 30	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	102,614	112,490	99,025	96,482	410,611
Gross margin	39,335	43,208	37,769	36,385	156,697

Expenses:
Sales and marketing	7,835	7,928	8,717	8,204	32,684
Research and development	13,769	14,063	13,062	13,166	54,060
Administration	5,084	5,601	5,011	4,871	20,567
Amortization	1,281	1,212	1,135	1,186	4,814
	27,969	28,804	27,925	27,427	112,125
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

	Quarter Ended				Year
2007	Mar 31	Jun 30	Sep 30	Dec 31	2007

Revenue	$85,428	$107,379	$111,515	$135,581	$439,903
Cost of goods sold	62,111	78,383	78,446	97,821	316,761
Gross margin	23,317	28,996	33,069	37,760	123,142

Expenses:
Sales and marketing	4,097	4,923	5,963	7,237	22,220
Research and development	9,885	11,606	9,692	11,865	43,048
Administration	3,141	3,448	4,508	4,281	15,378
Amortization	668	889	1,271	1,092	3,920
	17,791	20,866	21,434	24,475	84,566
Earnings from operations	5,526	8,130	11,635	13,285	38,576
Other income	1,249	758	743	2,045	4,795
Earnings before income taxes	6,775	8,888	12,378	15,330	43,371
Income tax expense	1,518	2,218	3,343	3,833	10,912
Net earnings	$5,257	$6,670	$9,035	$11,497	$32,459

Earnings per share:
Basic	$0.20	$0.25	$0.33	$0.37	$1.17
Diluted	$0.20	$0.25	$0.33	$0.37	$1.16

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355	31,217	27,696
Diluted	25,955	26,722	27,674	31,389	27,956

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in net earnings in the first quarter of 2008 compared to the fourth quarter of 2007 was due primarily to an increase in operating expenses in Q1 2008 due to our continued investment in our business.  Costs related to expanding distribution channels as well as new product launch and development expenses caused our operating expenses to increase.

•                  The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•                  The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom acquisition and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

•                  The decrease in net earnings in the first quarter of 2009 compared to the fourth quarter of 2008 was a result of a decrease in revenue due to macro economic headwinds in key markets and continued intense competition.  In addition, our net loss included Wavecom’s net loss of $3.0 million for the month of March, an unrealized foreign exchange loss of $15.7 million on Euros held in connection with the Wavecom acquisition, Wavecom transaction costs of $10.4 million, restructuring costs of $1.6 million, stock-based compensation of $2.0 million, acquisition related amortization of $2.2 million and integration costs of $0.3 million.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the U.S. and we are particularly exposed to the downturns in the U.S. economy.  With our acquisition of Wavecom, we have a larger portion of our business based in Europe and will have increased exposure to the market conditions in Europe.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the three months ended March 31, 2009, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 51% of our revenue.  In the year ended December 31, 2008, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the last three fiscal years, there have been two different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields and costs;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar and Euro may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada and the Euro through our recent acquisition of Wavecom in Europe. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. Wavecom has a significant revenue and cost base denominated in Euro, resulting in increased exposure currency fluctuations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

During the quarter ended March 31, 2009, our net loss was $23.7 million and our deficit at March 31, 2009 was $2.4 million.  During the years ended 2008, 2007 and 2006, our net earnings were $62.6 million, $32.5 million and $9.8 million, respectively.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year.  Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products, as well as the successful integration of Wavecom. While we had been profitable for thirteen sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

Three months ended March 31,	2009	2008

Revenue	$111,407	$141,949
Cost of goods sold	80,697	102,614
Gross margin	30,710	39,335

Expenses:
Sales and marketing	8,974	7,835
Research and development	15,014	13,769
Administration	6,074	5,084
Acquisition costs (note 3)	6,522	—
Restructuring (note 6)	1,726	—
Integration	254	—
Amortization	2,420	1,281
	40,984	27,969
Earnings (loss) from operations	(10,274)	11,366
Foreign exchange gain (loss)	(9,923)	625
Other income (expense)	(4,022)	1,834
Earnings (loss) before income taxes	(24,219)	13,825
Income tax expense (recovery)	(267)	4,148
Net earnings (loss)	(23,952)	9,677
Net loss attributable to the non-controlling interest (note 11)	(287)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	(23,665)	9,677
Retained earnings (deficit), beginning of period	21,273	(40,602)
Deficit, end of period	$(2,392)	$(30,925)

Earnings (loss) per share attributable to Sierra Wireless, Inc.:
Basic	$(0.76)	$0.31
Diluted	$(0.76)	$0.31

Weighted average number of shares (in thousands):
Basic	31,032	31,341
Diluted	31,032	31,427

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

Three months ended March 31,	2009	2008

Net earnings (loss)	$(23,952)	$9,677
Other comprehensive income
Unrealized gain on marketable securities	18	809
Unrealized gain on financial instruments (note 12(c))	72	—
Foreign currency translation	966	—
Comprehensive income (loss)	(22,896)	10,486
Comprehensive loss attributable to the non-controlling interest (note 11)	(168)	—
Comprehensive income (loss) attributable to Sierra Wireless, Inc.	$(22,728)	$10,486

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	March 31, 2009	Decenber 31, 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$76,041	$63,258
Restricted cash	29,476	191,473
Short-term investments (note 4)	39,536	18,003
Accounts receivable, net of allowance for doubtful accounts of $6,187 (2008 — $1,989)	86,360	67,058
Inventories (note 5)	39,895	33,031
Deferred income taxes	5,474	5,565
Prepaid expenses	12,152	6,233
	288,934	384,621

Fixed assets	36,334	22,935
Intangible assets	76,219	15,291
Goodwill	99,900	33,013
Deferred income taxes	2,186	2,296
Other	5,457	4,230
	$509,030	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$62,066	$38,631
Accrued liabilities	53,996	47,568
Deferred revenue and credits	1,873	683
Current portion of long-term obligations (note 7)	493	193
Current portion of obligations under capital leases (note 8)	344	—
	118,772	87,075

Long-term obligations (note 7)	1,258	316
Obligations under capital leases (note 8)	307	—
Other long-term liabilities (note 7)	34,495	14,789
Deferred income taxes	2,556	2,758

Shareholders’ equity:
Share capital (note 9)	325,893	325,893
Treasury shares, at cost (note 9)	(3,005)	(1,487)
Additional paid-in capital	13,621	12,518
Retained earnings (deficit)	(2,392)	21,273
Accumulated other comprehensive income (loss)	188	(749)
	334,305	357,448
Non-controlling interest in Wavecom S.A. (note 11)	17,337	—
Total shareholders’ equity	351,642	357,448
	$509,030	$462,386

Contingencies (note 14)
Subsequent events (note 16)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

Three months ended March 31,	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(23,665)	$9,677
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	6,746	3,771
Stock-based compensation (note 10)	2,103	1,638
Deferred income tax	(5)	(116)
Loss on disposal	1	75
Unrealized foreign exchange loss on restricted cash	15,719	—
Unrealized foreign exchange loss on term loan	1,215	—
Non-controlling interest (note 11)	(287)	—
Changes in operating assets and liabilities
Accounts receivable	18,858	(18,745)
Inventories	517	(5,139)
Prepaid expenses and other assets	6,276	1,381
Accounts payable	(9,080)	17,402
Accrued liabilities	(8,239)	7,230
Deferred revenue and credits	295	(156)
Net cash provided by operating activities	10,454	17,018

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785 (note 3)	(6,918)	—
Acquisition of OCEANE convertible bonds (note 3)	(104,767)	—
Decrease in restricted cash	146,277	—
Deferred acquisition costs	—	(529)
Purchase of fixed assets	(2,476)	(4,909)
Increase in intangible assets	(1,027)	(289)
Purchase of short-term investments	(21,950)	(37,572)
Proceeds on maturity of short-term investments	469	46,197
Net cash provided by investing activities	9,608	2,898

Cash flows from financing activities:
Proceeds on issuance of term loan (note 12(a))	102,716	—
Repayment of term loan (note 12(a))	(103,931)	—
Financing costs	(3,921)	—
Issuance of common shares, net of share issue costs	—	77
Purchase of treasury shares for RSU distribution	(2,518)	—
Proceeds on exercise of Wavecom options	4,148	—
Principal payment on obligations under capital leases	(31)	—
Repayment of long-term liabilities	(501)	(93)
Net cash used in financing activities	(4,038)	(16)

Effect of foreign exchange changes on cash and cash equivalents	(3,241)	—

Net increase in cash and cash equivalents	12,783	19,900
Cash and cash equivalents, beginning of period	63,258	83,624
Cash and cash equivalents, end of period	$76,041	$103,524

Supplementary information (note 15)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2008 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as described in note 2(b) and (e).

(a)         Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)         Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive income (loss).

(c)          Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d)         Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(e)          Recent accounting pronouncements

Effective January 1, 2009 we adopted the FASB issued SFAS No. 141(R) entitled “Business Combinations” (“FAS No. 141R”).  FAS No. 141R requires companies to account for business combinations by applying the acquisition method and to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. FAS No. 141R also requires that (i) acquisition-related expenses and restructuring costs to be recognized separately from the acquisition and expensed as incurred; (ii) in-process research and development to be capitalized at fair value as an intangible asset; (iii) any negative goodwill is recognized through the income statement on the date of acquisition; (iv) requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes; and (v) establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  FAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008.  The adoption of FAS No. 141R resulted in the expensing of $6,522 of Wavecom acquisition costs, including $2,770 that was deferred at December 31, 2008.

Effective January 1, 2009, we adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“FAS No. 160”).  FAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and the non-controlling interest, changes in a parent’s ownership interest, and the valuation of non-controlling equity investments when a subsidiary is deconsolidated. FAS No. 160 also establishes disclosure requirements that identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The provisions of FAS No. 160 were applied to the non-controlling interest acquired with the acquisition of Wavecom, see notes 3 and 11.

Effective January 1, 2009 we adopted SFAS No. 161 entitled “Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB Statement No. 133” (“FAS No. 161”), which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows.  The disclosure requirements of FAS No. 161 have been adopted in financial statement note 12.

Effective January 1, 2009 we adopted FASB Staff  Position No. 142-3 entitled “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”), which applies to intangible assets that are accounted for in accordance with FASB Statement No. 142 entitled “Goodwill and Other Intangible Assets” when the useful life of a recognized intangible asset is different from the period of expected cash flows used to measure the fair value of the asset in a business combination when the underlying arrangement includes renewal or extension terms.  The adoption of FSP FAS No. 142-3 had no impact on our consolidated financial statements.

Effective January 1, 2009, we adopted, FASB Staff Position No. 141(R)-1 entitled “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS No. 141R-1”) which amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination under FAS No. 141R. FSP FAS No. 141R-1 is effective for acquisitions in fiscal years beginning on or after December 15, 2008. The adoption of FSP FAS No. 141R-1 had no impact on our consolidated financial statements.

3.              Acquisition of Wavecom

On December 2, 2008, we announced an all-cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless machine-to-machine (“M2M”) solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,844 (€1,362), resulting in the acquisition of a total of 85.34% of the outstanding shares.  On March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009 (see note 16).

The goodwill of $64,227 arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the mobile and M2M segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements since February 27, 2009 and include revenue and net loss attributable to Sierra Wireless, Inc. of $11,019 and $2,075, respectively.

Wavecom acquisition and financing costs of $10,443 were expensed in the three months ended March 31, 2009 in acquisition costs and other expense of $6,522 and $3,921, respectively.

As we are in the process of obtaining a third party review of the valuation of the assets acquired and liabilities assumed, the allocation of the purchase price is preliminary and subject to refinement.  The following table summarizes the preliminary estimated fair value of the identifiable assets acquired and liabilities assumed.

Cash and marketable securities	$139,785
Other current assets	52,321
Property and equipment	14,480
Intangible assets	60,216
Goodwill	64,227
Other long-term assets	5,231
Total assets acquired	$336,260

Current liabilities	52,566
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Non-controlling interest	13,357
Net assets acquired	$146,703

The fair value of the non-controlling interest at February 27, 2009 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share.

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$5,747
Intellectual property	3	27,024
Customer relationships and other intangible assets	3 - 5	27,445
Total purchased intangible assets		$60,216

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2008.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2008 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

Three months ended March 31,	2009	2008

Revenue	$128,923	$198,537
Net earnings (loss)	(12,240)	5,601
Diluted earnings (loss) per share	$(0.39)	$0.18

4.              Investments

Investments, all of which are classified as available-for-sale, were comprised of government treasury bills and securities.

5.              Inventories

	March 31,	December 31,
	2009	2008
Electronic components	$26,019	$7,942
Finished goods	13,876	25,089
	$39,895	$33,031

6.              Restructuring Charges

(a)       2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges of $1,622 include $501 for accelerated stock-based compensation and the remainder represents severance and benefits associated with the terminated employees. As at March 31, 2009, the workforce reduction liability was $197, which is expected to be substantially paid by the end of the third quarter of 2009.

(b)       Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in 2008.  In France, the planned reorganization was presented to the Wavecom Workers Council on February 9, 2009 and the implementation of this program is pending the usual and customary procedures.  This plan is not expected to produce significant cost savings until the end of the first half of 2009.  In March 2009, the charge recognized in net earnings (loss) was $104.  As at March 31, 2009 the liability for costs incurred to date was $189, which is expected to be substantially paid by the end of the second quarter of 2009.

(c)        Prior Period Restructuring

The following table summarizes the changes in the provision for facilities restructuring for the three months ended March 31, 2009:

Balance at December 31, 2008	$509
Cash payments	(61)
Decrease in facilities accrual	(74)
Balance at March 31, 2009	$374

Of the facilities restructuring liability outstanding at March 31, 2009, $122 (2008 — $166) is from the 2005 restructuring and $252 (2008 — $343) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $180 and $195, respectively (December 31, 2008 — $193 and $316).

7.              Long-term Liabilities

	March 31,	December 31,
	2009	2008
Facilities (note 6(c))	$374	$509
TPC liability (note 14(a)(iv))	1,377	—
Less: current portion long-term liabilities	(493)	(193)
	1,258	316
Other long-term liabilities	34,495	14,789
	$35,753	$15,105

8.              Obligations under Capital Leases

Future minimum lease payments under capital leases at March 31, 2009 are as follows:

	Euro	U.S.$
2009	€218	$290
2010	188	250
2011	80	106
2012	34	45
	520	691
Less amount representing interest	30	40
	490	651
Less current portion	259	344
	€231	$307

Interest expense on capital lease obligations for the three months ended March 31, 2009 is $3 (2008 — nil).

9.              Share Capital

Common shares and treasury shares

Changes in the issued and outstanding common shares and treasury shares are as follows:

	Common Shares		Treasury Shares
	Number	Amount	Number	Amount
Balance at December 31, 2008	31,031,954	$325,893	121,022	$(1,487)
Purchase of treasury shares for RSU distribution	—	—	655,888	(2,518)
Distribution of vested RSUs	—	—	(81,372)	1,000
Balance at March 31, 2009	31,031,954	$325,893	695,538	$(3,005)

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2009, stock options exercisable into 637,215 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2008 is presented below:

		Weighted Average Exercise		Weighted Average Remaining
	Number of	Price		Contractual Life
	Shares	Cdn.$	U.S.$	In Years
Outstanding, December 31, 2008	2,230,970	$19.68	$16.13	2.5
Granted	490,414	4.99	3.96
Forfeited	(5,104)	15.12	12.00
Expired	(250,300)	34.03	27.01
Outstanding, March 31, 2009	2,465,980	15.61	12.39	3.0

Exercisable, December 31, 2008	1,132,244	20.84	17.08
Exercisable, March 31, 2009	1,159,275	17.52	13.91

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options at March 31, 2009 was nil (December 31, 2008 — nil; March 31, 2008 — $3,478).  The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2008 was $126.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, the trust funds are determined to be variable interest entities and are included in these consolidated financial statements.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.    The following table summarizes the RSU activity since December 31, 2008:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$

Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	805,131	4.99	3.96
Vested	(81,372)	18.08	14.35		401
Outstanding, March 31, 2009	1,035,821	8.49	6.74	2.6	3,750

Included in the vested RSUs are 20,458 units that were accelerated under the 2009 restructuring (note 6(a)).

10.       Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations and Retained Earnings (Deficit) for the non-vested share awards related to the stock option and restricted stock plans described above in note 9:

Three months ended March 31,	2009	2008
Cost of goods sold	$124	$147
Sales and marketing	342	350
Research and development	313	278
Administration	728	863
Restructuring (note 6(a))	501	—
Integration	9	—
	$2,017	$1,638

As of March 31, 2009, the unrecognized compensation costs related to non-vested stock options and RSUs were $6,676 and $5,538 (2008 — $10,736 and $4,751), respectively, which are expected to be recognized over weighted average periods of 2.4 and 2.3 years (2008 — 1.6 and 1.4), respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  Of the expense recognized in our Consolidated Statements of Operations and Retained Earnings (Deficit) for the three months ended March 31, 2009, $793 related to the RSUs (2008 — $402).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three months ended March 31, 2009 was $1.80 (2008 — $7.46).  The following assumptions were used:

Three months ended March 31,	2009	2008
Expected dividend yield	—	—
Expected stock price volatility	57%	57%
Risk-free interest rate	1.84%	3.29%
Expected life of options	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R stock-based compensation is recognized based on awards expected to vest, and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant, and if necessary, revise that estimate if actual forfeitures differ.

Wavecom stock option, warrant plans and free shares

Prior to acquisition, Wavecom granted founders’ warrants to employees of the French parent company, stock options to employees of its subsidiaries, warrants to members of the board of directors and free shares to employees of the French parent company and its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations and Retained Earnings (Deficit) is as follows:

Three months ended March 31,	2009
Sales and marketing	$15
Research and development	4
Administration	69
$88

The unrecognized stock-based compensation for the grants under the plans that existed prior to the acquisition of Wavecom is $652 (€490), all of which is expected to be recognized in the second quarter.

11.       Non-controlling Interest

The following is a reconciliation of the non-controlling interest that was acquired with the acquisition of Wavecom (note 3).

Acquired non-controlling interest of Wavecom (note 3)	$13,357
Increase in non-controlling interest on exercise of Wavecom options	4,148
Comprehensive income (loss) attributable to non-controlling interest:
Net loss	(287)
Other comprehensive income:
Unrealized gain on financial instruments	7
Foreign currency translation	112
Comprehensive loss attributable to non-controlling interest	(168)
Non-controlling interest of Wavecom	$17,337

12.       Financial Instruments

(a)         Credit facilities

In connection with our acquisition of Wavecom (note 3), we signed a credit agreement on December 1, 2008, with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce as lenders, that incorporates a one-year revolving term credit facility (“Revolving Facility’) and a one-year non-revolving term credit facility (“Term Facility”).  The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and bears interest at 275 basis points over prime per annum.  The Term Facility, not to exceed €218,000, is to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs and bears interest at 375 basis points over prime per annum.  On December 1, 2008, we had drawn a letter of credit in the amount of €218,000 issued under the Term Facility.  The Term Facility was secured by cash of €136,766 and both facilities are secured by a pledge against all of our assets.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs of Wavecom.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of the cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009, the loan of €80,473 under the Term Facility was repaid with those proceeds.

At March 31, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facilities.

(b)         Letter of credit

On December 1, 2008, we had drawn a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility.  As of February 27, 2009, the letter of credit was reduced to €22,162.

(c)          Derivatives

Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.

The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy under FAS 157, “Fair Value Measurements”. These instruments are recorded at fair value on the balance sheet in “other assets” or “other liabilities”, with changes in fair value being recorded to net earnings (loss) or other comprehensive income (loss) depending on whether the derivative is designated as a hedge, its effectiveness, and the type of hedge transaction.  The change in the fair value of a derivative that is deemed an ineffective hedge is immediately recognized in net earnings (loss).  In the three months ended March 31, 2009, we recorded an unrealized gain of $72 (2008 — nil) in other comprehensive income (loss).  At March 31, 2009, there was €57 of cash flow hedges.

All derivatives that were outstanding at March 31, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is minimal because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at March 31, 2009:

	Notional Amount	Fair Value
Cash flow hedge of net receivable transactions invoiced in U.S. dollars and to be collected within two months:
Forward and option contracts selling U.S. dollars against Euros	$15,950	€156

The net foreign currency exposure related to Wavecom’s assets and liabilities as of March 31, 2009, which are denominated in foreign currencies and then converted to Euros are as follows:

	U.S. Dollars	Other Currencies
Assets	€9,266	€189
Hedging of assets in foreign currencies (balance sheet)	11,985	—
Net assets after hedging	€(2,719)	€189

Liabilities	€4,790	€75
Hedging of liabilities in foreign currencies (balance sheet)	—	—
Net liabilities after hedging	€4,790	€75

13.       Income Taxes

In accordance with FIN 48, we evaluated all uncertain tax positions and determined that the unrecognized tax benefits at December 31, 2008 were $9,344.  This was increased by $124 during the first quarter of 2009, resulting in unrecognized tax benefits of $9,468 as at March 31, 2009.  If these tax benefits as at March 31, 2009 and December 31, 2008 were recognized, they would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three months ended March 31, 2009, we recorded $118 (March 31, 2008 — $172) for interest and penalties.  At March 31, 2009, we had accrued $2,074 (December 31, 2008 — $1,768) for potential interest and penalties.

14.       Contingencies

(a)  Contingent liability on sale of products

(i)      Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)     We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)    Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)    Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three months ended March 31, 2009 and 2008, we claimed nil. As of June 2008, the repayable funding has been fully expensed.  During the three months ended March 31, 2009, we expensed nil (2008 — $1,360) in research and development expense.  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005 no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.   If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the three months ended March 31, 2009, we have recorded, in research and development expense, the repayment of nil (2008 — $733).  In March 2009, we signed an amended agreement under which we will pay a total of $1,969 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1, 2009.  In the three months ended March 31, 2009, we repaid $394 (Cdn $500).  We had previously accrued the royalty repayments and as a result of the amended agreement, we have reversed accruals in research and development expense totaling $753 (Cdn. $957) during the first quarter of 2009.

(v)               We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2008	$3,965
Acquisition of Wavecom	791
Provisions	1,107
Expenditures	(1,273)
Balance, March 31, 2009	$4,590

(b) Other commitments

We have entered into purchase commitments totaling approximately $59,821 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2009 and June 2009.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors. The Company has entered into wireless modem supply agreements with some of these companies and, pursuant to those agreements has been notified of the litigation.  Pursuant to its agreement with Sprint-Nextel, the Company is providing defense to Sprint-Nextel.  The Company is assessing its obligations, if any, to Verizon Wireless and T-Mobile USA, Inc.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.  We have determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in certain claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

15.       Supplementary Information

Three months ended March 31,	2009	2008
Cash received for
Interest	$230	$1,596
Cash paid for
Interest	468	—
Income taxes	516	628

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to significant customers are as follows:

Three months ended March 31,	2009	2008
Customer A	$27,349	$52,571
Customer B	29,291	22,149

16.       Subsequent Events

On April 7, 2009, after the closing of the subsequent tender offer period, we acquired additional common shares and OCEANEs of Wavecom.  In total, the first offer and subsequent offer resulted in 14,401,859 ordinary shares (including ordinary shares represented by ADSs) and 2,571,037 OCEANEs being tendered. Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, we had acquired 95.4% of the voting rights of Wavecom.

On April 8, 2009, we settled the subsequent tender offer with €8,908 of cash that secured the term facility.  As of April 8, 2009, the letter of credit was reduced to €11,889.

In accordance with applicable laws and regulations, on April 29, 2009 we implemented a squeeze-out of the remaining Wavecom shares and OCEANEs with €5,851 of cash that secured the term facility and the letter of credit was reduced to €6,038.  As a result, the Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from Nasdaq.